1801 California Street, Suite 5200 Denver, Colorado 80202

November 28, 2016

VIA EDGAR CORRESPONDENCE

Messrs. Chad Eskelson and Min S. Oh

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Funds (the “Registrant”)

(File Nos. 033-02659; 811-04556)

Registration Statements on Form N-14 (File Nos. 333-214087, 333-214114)

Dear Messrs. Eskelson and Oh:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on two Registration Statements on Form N-14 (the “Registration Statements”) filed under Rule 488 of the Securities Act of 1933, as amended, (Accession Numbers: 0001193125-16-737771 and 0001193125-16-738671) with the Securities and Exchange Commission (the “Commission”) on October 13, 2016 (“Existing Destination Funds N-14”) relating to the proposed reorganizations (the “Reorganizations”) of the Target Funds and corresponding existing Destination Funds set forth on Schedule A attached hereto and on October 14, 2016 (“New Destination Funds N-14”) relating to the Reorganizations of the Target Funds and corresponding newly-formed Destination Funds listed on Schedule B attached hereto. The Staff’s comments were conveyed to the Registrant by phone on November 2 and November 10, 2016.

The Staff noted that all comments generally apply to both Registration Statements, except where specifically noted otherwise.

The following are the Staff’s comments on the Registration Statements and the Registrant’s responses thereto. Capitalized terms used herein but not otherwise defined shall have their respective meanings in the Registration Statements.

General Comments

1.	Comment: In the Summary section, in the Q&A regarding who bears the expenses associated with the Reorganizations, please disclose the amounts to be borne by each Fund and Transamerica Asset Management, Inc. (“TAM”) and add a more detailed description of how such expenses are being allocated between the Funds and TAM.

Response: In response to the Staff’s comment, the Registrant has supplemented the subject Q&A to add the total estimate expenses of the initiative and to provide further detail on the cost allocation methodology. It is noted that the expected basis point impact of the Reorganization costs to be borne by each Fund is set forth in the applicable proposal, and the Registrant has added a related cross-reference to the Q&A.

2.	Comment: Please confirm that all fees in the fee tables are “current” as required by Item 3 of Form N-14.

Response: The Registrant so confirms.

3.	Comment: Please confirm that the fee tables included in the 485(b) filing that was made for the Destination Funds on November 10, 2016 match the fee tables in the Registration Statements.

Response: The Registrant so confirms.

4.	Comment: The Staff notes that since the Reorganizations in each grouping are not contingent upon one another, the fee tables should reflect different possibilities and show the lowest, highest and most likely pro forma expenses of the combined Destination Funds. The Staff added that certain of this information could be set forth in footnotes to the fee tables.

Response: The Registrant notes that the fee tables in the Registration Statements already reflect the lowest and what the Registrant believes to be most likely outcomes (i.e., all Reorganizations in the given group occurring). For each grouping, the Registrant has added information in a footnote to the fee tables showing the gross and net expense ratios of the combined Destination Fund should only one of the Reorganizations in the grouping occurs (i.e., if only Investor Target Feeder Fund Reorganization occurs, if only Institutional Target Feeder Fund Reorganization occurs, and if only Target Master Portfolio Reorganization occurs).

5.	Comment: Please confirm that the capitalization tables include the impact of the Reorganization expenses.

Response: The Registrant so confirms.

6.	Comment: The Staff notes that there are a number of notes included in the Target Funds’ and the Destination Funds’ semi-annual report schedules of investments that are not contained in the schedules of investments included in each N-14’s pro forma financials.

Response: In response to the Staff’s comment, the Registrant has updated each N-14’s pro forma financials.

7.	Comment: The Staff requests that disclosure be included in the pro forma financials clarifying that the Reorganizations are not contingent upon one another.

Response: The Registrant has added disclosure consistent with the Staff’s comment.

8.	Comment: The Staff requests that additional disclosure be included in the notes to the pro forma financials explaining how costs of the Reorganizations are being allocated between TAM and the Funds.

Response: The Registrant has added disclosure consistent with the Staff’s comment.

9.	Comment: The Staff notes that Transamerica Partners Large Core and Transamerica Partners Institutional Large Core represent a small portion of Transamerica Partners Large Core Portfolio. Please supplementally confirm, with respect to all the Reorganizations, whether any non-mutual fund feeders intend to redeem prior to the applicable Reorganizations.

Response: The Registrant is not aware of any non-mutual fund feeders that plan to redeem prior to the Reorganizations.

10.	Comment: The Staff notes that the proxy cards were not included in the Registration Statements as filed and requests that the Registrant file the proxy cards in a correspondence filing.

Response: As request by the Staff, the Registrant filed the proxy cards via a correspondence filing on November 22, 2016.

11.	Comment: The Staff requests that, in the “Introduction” section, the Registrant add additional disclosure that with the exception of the Target Stock Index Funds, the master-feeder structure will no longer be in place after the Reorganizations.

Response: The Registrant has added disclosure consistent with the Staff’s comment.

12.	Comment: In the “Introduction” section, please clarify that, while the consummation of one Reorganization is not contingent upon the consummation of any other Reorganization, whether all the Reorganizations in a particular grouping have been approved will be an important consideration in determining whether to consummate any of the Reorganizations in that grouping.

Response: The Registrant notes that there is a Q&A addressing this in the “Summary” section (which immediately follows the “Introduction” section). The Registrant believes this Q&A adequately addresses this point, and therefore respectfully declines to take this comment.

13.	Comment: The Staff requests that the registration statement on Form N-1A for the Destination Funds be supplemented to explain whether the Destination Funds intend to offer their newly-registered shares if the Reorganizations are not consummated.

Response: In response to the Staff’s comment, the Registrant filed a supplement to the registration statement on Form N-1A for the Destination Funds on November 15, 2016.

14.	Comment: In the “Summary” section, please delete the qualifying disclaimer and state instead that the Summary section is a summary of more complete information appearing later in the Proxy Statement/Prospectus or incorporated by reference.

Response: The Registrant has made such changes in response to the Staff’s comment.

15.	Comment: In the “Summary” section, please define the term “Transamerica Partners funds.”

Response: The Registrant believes that the term “Transamerica Partners funds” is sufficiently clear. Therefore, the Registrant respectfully declines to take this comment.

16.	Comment: In the “Summary” section, with respect to the Q&A regarding why the Reorganizations are being proposed, please clarify whether the expenses for the Target Funds are net expenses or gross expenses and discuss how those expenses compare to the pro forma total expenses for the applicable Destination Funds.

Response: The Registrant has made certain clarifying changes in response to the Staff’s comment.

17.	Comment: In the “Summary” section, please clarify the Q&A regarding how the Reorganizations of the Asset Allocation Funds work.

Response: The Registrant has made clarifying changes in response to the Staff’s comment.

18.	Comment: With respect to the Fee Waiver and Expense Reimbursement item in each “Comparison of Target Funds and Destination Fund” section, please state that recoupment may only occur if expenses are less than: (1) the expense cap in effect at the time of waiver, and (2) the expense cap in effect at the time of recapture.

Response: The Registrant will consider incorporating the Staff’s proposed revision in connection with the next annual update as the change would impact all funds with contractual caps within the fund complex.

19.	Comment: Please reorder the Proposals so that the fees and expenses information appears first, followed by performance information and then by comparison of principal risks of investing in the Funds.

Response: The Registrant has reordered the Proposals in response to the Staff’s comment.

20.	Comment: Please confirm that the fee tables conform to the format as required by Form N-1A.

Response: The Registrant so confirms.

21.	Comment: Please remove the Fee Waiver and/or Expense Reimbursement line item from the fee tables if no amounts are being waived.

Response: The Registrant believes the inclusion of the line item is appropriate under circumstances, particularly in light of the disclosure added by the Registrant in response to Comment 4 above. The Registrant respectfully declines to take this comment.

22.	Comment: Please confirm that extraordinary expenses would be charged to the Funds before the closing of the Reorganizations.

Response: The Registrant so confirms and has added relevant disclosure to the applicable footnotes.

23.	Comment: Please add disclosure that fee waiver and/or expense reimbursement information is reflected in the one-year expense number in each expense example.

Response: The Registrant will consider incorporating the Staff’s proposed revision in connection with the next annual update as the change would impact all funds with contractual caps within the fund complex.

24.	Comment: The Staff requests that expense examples should reflect the highest possible fee outcome scenario.

Response: In response to the Staff’s comment, the Registrant has added a footnote to each expense example reflecting the expenses of that Target Fund should only its reorganization occur.

25.	Comment: In the “Reasons for the Proposed Reorganizations” section, the Staff requests adding disclose on factors adverse to the Reorganizations that the Board should consider.

Response: The Registrant believes the section reflects the factors considered by the Board. Therefore, the Registrant respectfully declines to take this comment.

26.	Comment: In the “Quorum, Vote Required and Manner of Voting Proxies” section under the heading “Quorum”, please explain whether “abstentions and ‘broker non-votes’ will be counted towards actual voting.

Response: In response to the Staff’s comment, the Registrant has added disclosure to clarify that abstentions and broker non-votes do not count as a vote “for” a given proposal and have the same effect as a vote “against” the proposal.

27.	Comment: Please provide data for the percentage interest of the Target Feeder Funds representing the portion of the related Target Master Portfolios as of a more recent date.

Response: In response to the Staff’s comment, the Registrant has provided data as of October 31, 2016.

28.	Comment: In the “Quorum, Vote Required and Manner of Voting Proxies” section under the heading “Manner of Voting”, please clarify what is meant by “A signed proxy card or other authorization by a holder that does not specify how the holder’s interests should be voted on a proposal may be deemed an instruction to vote such interests in favor of the applicable proposal.” (emphasis added). Please also discuss what voting procedures will be used for the collective investment trust non-mutual fund feeders.

Response: The Registrant has made revisions in response to the Staff’s comment.

29.	Comment: In the “Tax Status of Each Reorganization” section, please explain why the amount distributions to the shareholders of each Target Feeder Fund and each Target Asset Allocation Fund are estimated as of March 31, 2017.

Response: The Registrant notes that March 31, 2017 was used because the closing dates of the Reorganizations, assuming shareholder approval, are expected to occur in the first and second quarters of 2017.

30.

Comment: Please explain why the following paragraph appears in the New Destination Funds N-14 but not Existing Destination Funds N-14: “A Reorganization of a Target Master Portfolio might be treated, in general, as a non-recognition transaction if the Target Master Portfolio and certain other shareholders contributing assets to the applicable Destination Fund, taken together, were to own at least 80% of the Destination Fund. Under those circumstances, (i) the Target Master Portfolio and the Destination Fund would generally recognize no gain or loss in the Reorganization, and (ii), Shareholders of the Target Master Portfolio would generally not recognize gain or loss on the receipt of Destination Fund shares in the Reorganization, but (iii) the Destination Fund’s assumption of the Target Master Portfolio’s liabilities would generally be treated for U.S. federal income tax purposes as a deemed cash distribution to each shareholder of the Target Master Portfolio, which could result in the recognition of gain by the Target Master Portfolio’s shareholders. If that 80% ownership requirement is not met in the case of a Reorganization of a Target Master Portfolio, the Reorganization will generally be treated as a taxable transaction for U.S. federal income tax purposes.”

Response: The Registrant believes the above paragraph is applicable for the New Destination Funds N-14 but not the Existing Destination Funds N-14, as it is not expected that any Target Master Portfolio will own 80% or more of the applicable existing Destination Fund.

31.	Comment: In the “Terms of Each Agreement and Plan of Reorganization” section under the heading “Agreement and Plan of Reorganization - Expenses of the Reorganizations”, please specify how the expenses associated with the Reorganizations are being allocated between the Funds and TAM.

Response: The Registrant believes the disclosure is an accurate summary of the Agreement and Plan of Reorganization. The Registrant has made changes to the Q&A in the “Summary” section concerning such expenses in response to Comment 1 above.

32.	Comment: In the “Terms of Each Agreement and Plan of Reorganization” section under the heading “Agreement and Plan of Reorganization” and in the last paragraph of the “Charter Documents” section, please delete the qualifying disclaimer and state instead that the description is a summary of more complete information of the Plan and the declarations of trust, respectively.

Response: The Registrant has made the requested changes in response to the Staff’s comment.

33.	Comment: In the “Information Concerning the Meeting” section under the heading “Solicitation of Proxies”, please provide dollar amount of costs associated with the solicitations of proxies with respect to the Reorganizations and how those costs will be shared by TAM and the Funds.

Response: Costs associated with the solicitation of proxies are captured within the expenses of the Reorganizations discussed in the Q&A, as supplemented in response to Comment 1. That Q&A addresses the allocation of these costs. The Registrant believes this disclosure is sufficient, and respectfully declines to accept this comment.

34.	Comment: In the “Information Concerning the Meeting” section under the heading “Outstanding Shares”, please include disclosure explaining how fractional shares will be handled.

Response: The Registrant has added disclosure consistent with the Staff’s comment.

35.	Comment: In the “Ownership of Shares of the Funds” section, please include control person information and disclosure on control persons’ impact on vote.

Response: The Registrant has added such disclosures in response to the Staff’s comment.

36.	Comment: On the cover page of each Statement of Additional Information, replace the defined term “Information Statement” with “Proxy Statement.”

Response: The Registrant has made these changes.

37.	Comment: In the “Documents Incorporated by Reference” section of each Statement of Additional Information, please confirm that the registration statement on Form N-1A for the Destination Funds will be filed before the effective dates of the N-14s.

Response: The Registrant confirms that the registration statement on Form N-1A for the Destination Funds was filed before the effective dates of the N-14s and is now specifically referenced and incorporated.

38.	Comment: The Staff notes that the net assets disclosed for the Master Portfolio in each Reorganization appears to include the net assets of the Feeder Funds despite the fact that the parenthetic says that the net assets of the Feeder Funds are excluded.

Response: The Registrant has reviewed and updated the net asset information as necessary in response to the Staff’s comment.

39.	Comment: For each Reorganization where a Target Fund is reorganizing into an existing Destination Fund and is the accounting survivor, please confirm that the proper accounting/performance survivor is reflected in the performance chart and table and is included in the notes for the pro forma financials.

Response: The Registrant has reviewed and updated as necessary.

Comments Applicable to Existing Destination Funds N-14

40.	Comment: In the performance section of each Reorganization, please add a narrative description comparing performance of each Target Fund and the applicable Destination Fund for the 1-, 5- and 10-year periods, as applicable.

Response: The Registrant believes the presentation of the performance information is sufficiently clear without such a narrative and therefore respectfully declines to take this comment.

41.	Comment: The Staff requested a survivorship analysis of the Reorganizations into existing Destination Funds based on the guidance of the Staff set forth in North American Security Trust, SEC No-Action Letter (Aug. 5, 1994). The Staff acknowledges that this analysis was previously provided by the Registrant and reviewed by the Staff. The Staff requests that a copy of that analysis be included in this response letter.

Response: The Registrant has attached a copy of the survivorship analysis as Appendix A herein.

Comments Applicable to New Destination Funds N-14

42.	Comment: With respect to the Reorganizations of the Stock Index Funds, the Staff requests explanation as to why the gross expense ratios do not match up with the information provided in the Financial Highlights.

Response: The Registrant has reviewed and updated the gross expense ratios.

43.	Comment: The Staff notes that the introduction to the Financial Highlights contains inconsistent disclose regarding whether financial highlights are being provided for the new shell Destination Funds. Please clarify.

Response: In response to the Staff’s comment, the Registrant has deleted language suggesting that the financial highlights are being provided for the new shell Destination Funds.

Please call the undersigned at (720) 493-4249 with any questions.

Very truly yours,

/s/ Tané T. Tyler
Tané T. Tyler
Vice President, Assistant General Counsel,
Chief Legal Officer and Secretary
Transamerica Asset Management, Inc.

Schedule A

Target Funds and the Destination Funds (Existing Destination Funds N-14)

Target Fund	Destination Fund and Shares

Transamerica Partners Core Bond	Transamerica Intermediate Bond Class R
Transamerica Partners Institutional Core Bond	Transamerica Intermediate Bond Class R4
Transamerica Partners Core Bond Portfolio	Transamerica Intermediate Bond Class I3

Transamerica Partners Government Money Market	Transamerica Government Money Market Class R
Transamerica Partners Institutional Government Money Market	Transamerica Government Money Market Class R4
Transamerica Partners Government Money Market Portfolio	Transamerica Government Money Market Class I3

Transamerica Partners High Yield Bond	Transamerica High Yield Bond Class R
Transamerica Partners Institutional High Yield Bond	Transamerica High Yield Bond Class R4
Transamerica Partners High Yield Bond Portfolio	Transamerica High Yield Bond Class I3

Transamerica Partners International Equity	Transamerica International Equity Class R
Transamerica Partners Institutional International Equity	Transamerica International Equity Class R4
Transamerica Partners International Equity Portfolio	Transamerica International Equity Class I3

Transamerica Partners Mid Growth	Transamerica Mid Cap Growth Class R
Transamerica Partners Institutional Mid Growth	Transamerica Mid Cap Growth Class R4
Transamerica Partners Mid Growth Portfolio	Transamerica Mid Cap Growth Class I3

Transamerica Partners Mid Value	Transamerica Mid Cap Value Opportunities Class R
Transamerica Partners Institutional Mid Value	Transamerica Mid Cap Value Opportunities Class R4
Transamerica Partners Mid Value Portfolio	Transamerica Mid Cap Value Opportunities Class I3

Transamerica Partners Small Core	Transamerica Small Cap Core Class R
Transamerica Partners Institutional Small Core	Transamerica Small Cap Core Class R4
Transamerica Partners Small Core Portfolio	Transamerica Small Cap Core Class I3

A-1

Transamerica Partners Small Growth	Transamerica Small Cap Growth Class R
Transamerica Partners Institutional Small Growth	Transamerica Small Cap Growth Class R4
Transamerica Partners Small Growth Portfolio	Transamerica Small Cap Growth Class I3

Transamerica Partners Small Value	Transamerica Small Cap Value Class R
Transamerica Partners Institutional Small Value	Transamerica Small Cap Value Class R4
Transamerica Partners Small Value Portfolio	Transamerica Small Cap Value Class I3

A-2

Schedule B

Target Funds and the Destination Funds for the New Destination Funds N-14

Target Fund	Destination Fund and Shares

Transamerica Partners High Quality Bond	Transamerica High Quality Bond Class R
Transamerica Partners Institutional High Quality Bond	Transamerica High Quality Bond Class R4
Transamerica Partners High Quality Bond Portfolio	Transamerica High Quality Bond Class I3

Transamerica Partners Inflation-Protected Securities	Transamerica Inflation-Protected Securities Class R
Transamerica Partners Institutional Inflation-Protected Securities	Transamerica Inflation-Protected Securities Class R4
Transamerica Partners Inflation-Protected Securities Portfolio	Transamerica Inflation-Protected Securities Class I3

Transamerica Partners Large Core	Transamerica Large Core Class R
Transamerica Partners Institutional Large Core	Transamerica Large Core Class R4
Transamerica Partners Large Core Portfolio	Transamerica Large Core Class I3

Transamerica Partners Large Growth	Transamerica Large Growth Class R
Transamerica Partners Institutional Large Growth	Transamerica Large Growth Class R4
Transamerica Partners Large Growth Portfolio	Transamerica Large Growth Class I3

Transamerica Partners Large Value	Transamerica Large Value Opportunities Class R
Transamerica Partners Institutional Large Value	Transamerica Large Value Opportunities Class R4
Transamerica Partners Large Value Portfolio	Transamerica Large Value Opportunities Class I3

Transamerica Partners Balanced	Transamerica Balanced II Class R
Transamerica Partners Institutional Balanced	Transamerica Balanced II Class R4
Transamerica Partners Balanced Portfolio	Transamerica Balanced II Class I3

Transamerica Partners Stock Index	Transamerica Stock Index Class R
Transamerica Partners Institutional Stock Index	Transamerica Stock Index Class R4

B-1

Transamerica Asset Allocation - Long Horizon	Transamerica Asset Allocation Long Horizon Class R
Transamerica Institutional Asset Allocation - Long Horizon	Transamerica Asset Allocation Long Horizon Class R4
Transamerica Asset Allocation – Intermediate/Long Horizon	Transamerica Asset Allocation Long Horizon Class R
Transamerica Institutional Asset Allocation – Intermediate/Long Horizon	Transamerica Asset Allocation Long Horizon Class R4

Transamerica Asset Allocation - Intermediate Horizon	Transamerica Asset Allocation Intermediate Horizon Class R
Transamerica Institutional Asset Allocation - Intermediate Horizon	Transamerica Asset Allocation Intermediate Horizon Class R4
Transamerica Asset Allocation – Short/Intermediate Horizon	Transamerica Asset Allocation Intermediate Horizon Class R
Transamerica Institutional Asset Allocation – Short/Intermediate Horizon	Transamerica Asset Allocation Intermediate Horizon Class R4

Transamerica Asset Allocation – Short Horizon	Transamerica Asset Allocation Short Horizon Class R
Transamerica Institutional Asset Allocation - Short Horizon	Transamerica Asset Allocation Short Horizon Class R4

B-2

Appendix A

Survivorship Analysis

Comment: Please provide the accounting and performance survivor analysis for each Reorganization grouping.

Response: In response to the Staff’s comment, we are providing the following analysis regarding our consideration and determination of the proper accounting and performance survivor of each Reorganization grouping. The analysis is based on guidance provided by the American Institute of Certified Public Accountants in the AICPA Accounting and Audit Guide for Investment Companies with Conforming Changes as of May 1, 2003 (the “Audit Guide”), regarding the surviving entity for financial reporting purposes, and the Accounting Policy Subcommittee of the Accounting/Treasurer’s Committee of the Investment Company Institute (“ICI”) in a white paper on fund mergers dated March 1, 2004 (“ICI White Paper”), 1 regarding accounting survivors, as well as on the guidance of the Staff set forth in North American Security Trust, SEC No-Action Letter (Aug. 5, 1994) (the “NAST Letter”), relating to performance survivors. The Audit Guide states that although the legal survivor would normally be considered the accounting survivor of a fund reorganization, continuity and dominance in one or more of certain factors may lead to a determination that the target fund should be considered the accounting survivor. In the NAST Letter, the Staff confirmed that, generally, the survivor of a business combination for accounting purposes, i.e., the fund whose financial statements are carried forward, will be the fund whose historical performance may be used by a new or surviving fund. In determining whether a surviving fund may use the historical performance of one of several predecessor funds, the Staff stated in the NAST Letter that funds should compare the attributes of the surviving fund and the predecessor funds to determine which predecessor fund the surviving fund most closely resembles. The Staff in the NAST Letter, the ICI White Paper and the Audit Guide generally identify the same factors that funds should compare in making survivorship determinations. The ICI White Paper also states that the age of the funds and the composition of the surviving fund’s board are additional relevant factors in determining the proper survivor of a reorganization. We review these factors in the context of each Reorganization Grouping below, but note that the factors do not apply particularly well in the present context of a master portfolio and two of its feeder funds reorganizing into newly offered shares classes of an existing destination fund.

Please note that the funds’ independent public accountant has reviewed the proposed accounting and performance survivor of each of the Reorganization groupings.

GROUP 1 - CORE BOND FUNDS

Target Funds	Destination Fund
Transamerica Partners Core Bond	Transamerica Intermediate Bond
Transamerica Partners Institutional Core Bond
Transamerica Partners Core Bond Portfolio

Portfolio Management: The Target Funds and the Destination Fund are each currently managed by Transamerica Asset Management, Inc. (“TAM”) and sub-advised by Aegon USA Investment Management, LLC (“AUIM”). The Target Funds and the Destination Fund each currently have the same portfolio managers. TAM and AUIM will continue to serve as the investment manager and sub-adviser, respectively, to the Destination Fund following the Reorganizations (the “Combined Fund”), and the portfolio managers are expected to remain the same following the Reorganizations. This factor is neutral in determining the identity of the accounting and performance survivor.

Portfolio Composition: The Target Funds and the Destination Fund have identical investment objectives and principal investment strategies.2 The portfolio management team is in general currently sub-advising the Target Funds and the Destination Fund in a substantially similar manner. This factor is neutral in determining the identity of the accounting and performance survivor.

[1]	The ICI White Paper states that “[t]he general criteria that are applied to determine the proper accounting surviving entity are outlined in the AICPA Accounting and Audit Guide for Investment Companies with Conforming Changes as of May 1, 2003”.
[2]	Transamerica Partners Core Bond and Transamerica Partners Institutional Core Bond are feeder funds and invest in securities through Transamerica Partners Core Bond Portfolio, an underlying master fund having the same investment goals and strategies.

App-1

Investment Objectives, Policies and Restrictions: The Target Funds and the Destination Fund have identical investment objectives and principal investment strategies, and substantially similar fundamental investment policies. This factor is neutral in determining the identity of the accounting and performance survivor.

Expense Structure: The Destination Fund share classes that the Target Funds will receive in the Reorganizations will be newly offered. The new share classes are generally designed to reflect certain of the pricing attributes of the Target Funds while also adopting certain elements of the expense structure of the Destination Fund. The expense ratios of the Target Funds and corresponding share classes of the Destination Fund (based on assets as of June 30, 2016 and assuming the Reorganizations occurred on that date) are the same (in the case of Transamerica Partners Institutional Core Bond and Class R4 shares of the Combined Fund) or similar (in the cases of (i) Transamerica Partners Core Bond and Class R shares of the Combined Fund and (ii) Transamerica Partners Core Bond Portfolio and Class I3 of the Combined Fund). We believe this factor is neutral in determining the identity of the accounting and performance survivor.

Asset Size (as of June 30, 2016):

Target Funds	Destination Fund
Transamerica Partners Core Bond = $381,773,422	Transamerica Intermediate Bond = $1,272,057,362
Transamerica Partners Institutional Core Bond = $373,802,374
Transamerica Partners Core Bond Portfolio (excluding the Target Feeder Funds) = $500,216,660

For purposes of comparing the net assets of the Target and Destination Funds, we believe it is appropriate to look at the combined assets of Target Funds as their master-feeder structure is the rough equivalent of the multi-class structure of the Destination Fund. Based on this view, because there is no material difference between the size of the Target Funds collectively and the Destination Fund, this factor is neutral.

Age of Funds (inception date)

Target Funds	Destination Fund
Transamerica Partners Core Bond (7/5/1994)	Transamerica Intermediate Bond (3/1/2014)
Transamerica Partners Institutional Core Bond (9/11/2000)
Transamerica Partners Core Bond Portfolio (1/1/2002)

Since each of the Target Funds has more than 10 years of performance history and the Destination Fund has been in operations for less than three years, this factor favors a Target Fund as the accounting and performance survivor.

Board Composition: The Target Funds and the Destination Fund have the same Board of Trustees. This factor is neutral in determining the accounting and performance survivor.

In this Reorganization grouping, we believe an analysis of the factors overall weighs in favor of a Target Fund as the accounting and performance survivor. Only a single Target Fund may be the survivor. In considering which of the Target Funds should be surviving fund, we do not believe that it is appropriate for Transamerica Partners Core Bond Portfolio, a privately-placed master portfolio registered only under the Investment Company Act of 1940, as amended (the “1940 Act”), which has elected to be taxed as a partnership for federal income tax purposes, to be the accounting and performance survivor of the Reorganizations. We also feel that Transamerica Partners Core Bond, a feeder fund which pays a 0.30% administration fee for, among other things, recordkeeping and transfer agency services (as compared to Transamerica Partners Institutional Core Bond which pays a 0.05% administration fee, Transamerica Partners Core Bond Portfolio which pays no separate administration fee and the Destination Fund which pays a single management fee for advisory and administration services), should not be viewed as the proper survivor. We believe that, based on the above factors, Transamerica Partners Institutional Core Bond most closely resembles the Combined Fund and is the appropriate accounting and performance survivor of the Reorganizations.

App-2

GROUP 2 - MONEY MARKET FUNDS

Target Funds	Destination Fund
Transamerica Partners Government Money Market	Transamerica Government Money Market
Transamerica Partners Institutional Government Money Market
Transamerica Partners Government Money Market Portfolio

Portfolio Management: The Target Funds and the Destination Fund are each currently managed by TAM and sub-advised by AUIM. The Target Funds and the Destination Fund each currently have the same portfolio managers. TAM and AUIM will continue to serve as the investment manager and sub-adviser, respectively, to the Destination Fund following the Reorganizations (the “Combined Fund”), and the portfolio managers are expected to remain the same following the Reorganizations. This factor is neutral in determining the identity of the accounting and performance survivor.

Portfolio Composition: The Target Funds and the Destination Fund have identical investment objectives and substantially similar principal investment strategies.3 The portfolio management team is in general currently sub-advising the Target Funds and the Destination Fund in a substantially similar manner. This factor is neutral in determining the identity of the accounting and performance survivor.

Investment Objectives, Policies and Restrictions: The Target Funds and the Destination Fund have identical investment objectives and substantially similar principal investment strategies and fundamental investment policies. This factor is neutral in determining the identity of the accounting and performance survivor.

Expense Structure: The Destination Fund share classes that the Target Funds will receive in the Reorganizations will be newly offered. The new share classes are generally designed to reflect certain of the pricing attributes of the Target Funds while also adopting certain elements of the expense structure of the Destination Fund. The expense ratios of the Target Funds and corresponding share classes of the Destination Fund (based on assets as of June 30, 2016 and assuming the Reorganizations occurred on that date) are the same (in the case of (i) Transamerica Partners Government Money Market and Class R shares of the Combined Fund and (ii) Transamerica Partners Institutional Government Money Market and Class R4 shares of the Combined Fund) or similar (in the cases of Transamerica Partners Government Money Market Portfolio and Class I3 shares of the Combined Fund). This factor is neutral in determining the identity of the accounting and performance survivor.

Asset Size (as of June 30, 2016):

Target Funds	Destination Fund
Transamerica Partners Government Money Market = $557,013,666	Transamerica Government Money Market = $244,860,827
Transamerica Partners Institutional Government Money Market = $223,776,767
Transamerica Partners Government Money Market Portfolio (excluding the Target Feeder Funds) = $114,035,992

For purposes of comparing the net assets of the Funds, we believe it is appropriate to look at the combined assets of Target Funds as their master-feeder structure is the rough equivalent of the multi-class structure of the Destination Fund. Based on this view, this factor generally favors a Target Fund as the accounting and performance survivor.

Age of Funds (inception date)

[3]	Transamerica Partners Government Money Market and Transamerica Partners Institutional Government Money Market are feeder funds and invest in securities through Transamerica Partners Government Money Market Portfolio, an underlying master fund having the same investment goals and strategies.

App-3

Target Funds	Destination Fund
Transamerica Partners Government Money Market (1/4/1994)	Transamerica Government Money Market (3/1/2002)
Transamerica Partners Institutional Government Money Market (9/11/2000)
Transamerica Partners Government Money Market Portfolio (8/1/1993)

Each of the Funds has more than 10 years of performance history. While the Target Funds were incepted before the Destination Fund, prior to May 1, 2016, the Target Funds, unlike the Destination Fund, did not declare dividends daily and the net asset value per share of the feeder funds (Transamerica Partners Government Money Market and Transamerica Partners Institutional Government Money Market) was around $10.00 per share. Effective May 1, 2016, the Target Funds began declaring dividends on a daily basis and the feeder funds effectuated a stock split in an amount sufficient to reduce their net asset value per share to $1.00. For these reasons, we believe this factor favors the Destination Fund as the accounting and performance survivor of the Reorganizations.

Board Composition: The Target Funds and the Destination Fund have the same Board of Trustees. This factor is neutral in determining the accounting and performance survivor.

In this Reorganization grouping, we believe an analysis of the factors overall weighs in favor of the Destination Fund as the accounting and performance survivor.

GROUP 3 – HIGH YIELD BOND FUNDS

Target Funds	Destination Fund
Transamerica Partners High Yield Bond	Transamerica High Yield Bond
Transamerica Partners Institutional High Yield Bond
Transamerica Partners High Yield Bond Portfolio

Portfolio Management: The Target Funds and the Destination Fund are each currently managed by TAM and sub-advised by AUIM. The Target Funds and the Destination Fund each currently have the same portfolio managers. TAM and AUIM will continue to serve as the investment manager and sub-adviser, respectively, to the Destination Fund following the Reorganizations (the “Combined Fund”), and the portfolio managers are expected to remain the same following the Reorganizations. This factor is neutral in determining the identity of the accounting and performance survivor.

Portfolio Composition: The Target Funds and the Destination Fund have substantially similar investment objectives and identical principal investment strategies.4 The portfolio management team is in general currently sub-advising the Target Funds and the Destination Fund in a substantially similar manner. This factor is neutral in determining the identity of the accounting and performance survivor.

Investment Objectives, Policies and Restrictions: The Target Funds and the Destination Fund have substantially similar investment objectives and fundamental investment policies, and identical principal investment strategies. This factor is neutral in determining the identity of the accounting and performance survivor.

Expense Structure: The Destination Fund share classes that the Target Funds will receive in the Reorganizations will be newly offered. The new share classes are generally designed to reflect certain of the pricing attributes of the Target Funds while also adopting certain elements of the expense structure of the Destination Fund. The expense ratios of the Target Funds and corresponding share classes of the Destination Fund (based on assets as of June 30, 2016 and assuming the

[4]

Transamerica Partners High Yield Bond and Transamerica Partners Institutional High Yield Bond are feeder funds and invest in securities through Transamerica Partners High Yield Bond Portfolio, an underlying master fund having the same investment goals and strategies.

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Reorganizations occurred on that date) are the same (in the case of (i) Transamerica Partners High Yield Bond and Class R shares of the Combined Fund and (ii) Transamerica Partners Institutional High Yield Bond and Class R4 shares of the Combined Fund) or similar (in the cases of Transamerica Partners High Yield Bond Portfolio and Class I3 shares of the Combined Fund). This factor is neutral in determining the identity of the accounting and performance survivor.

Asset Size (as of June 30, 2016):

Target Funds	Destination Fund
Transamerica Partners High Yield Bond = $116,990,610	Transamerica High Yield Bond = $1,046,311,508
Transamerica Partners Institutional High Yield Bond = $333,597,280
Transamerica Partners High Yield Bond Portfolio (excluding the Target Feeder Funds) = $341,942,948

For purposes of comparing the net assets of the Funds, we believe it is appropriate to look at the combined assets of Target Funds as their master-feeder structure is the rough equivalent of the multi-class structure of the Destination Fund. We believe this factor favors the larger Destination Fund as the accounting and performance survivor.

Age of Funds (inception date)

Target Funds	Destination Fund
Transamerica Partners High Yield Bond (1/30/1996)	Transamerica High Yield Bond (6/14/1985)
Transamerica Partners Institutional High Yield Bond (9/11/2000)
Transamerica Partners High Yield Bond Portfolio (7/1/2000)

While each of the Funds has more than 10 years of performance history, the Destination Fund was incepted more than 10 years prior to the oldest Target Fund. For this reason, we believe this factor favors the Destination Fund as the accounting and performance survivor of the Reorganizations.

Board Composition: The Target Funds and the Destination Fund have the same Board of Trustees. This factor is neutral in determining the accounting and performance survivor.

In this Reorganization grouping, we believe an analysis of the factors overall weighs in favor of the Destination Fund as the accounting and performance survivor.

GROUP 4 – INTERNATIONAL EQUITY FUNDS

Target Funds	Destination Fund
Transamerica Partners International Equity	Transamerica International Equity
Transamerica Partners Institutional International Equity
Transamerica Partners International Equity Portfolio

Portfolio Management: The Target Funds and the Destination Fund are each currently managed by TAM and sub-advised by Thompson, Siegel & Walmsley LLC (“TS&W”). The Target Funds and the Destination Fund each currently have the same portfolio manager. TAM and TS&W will continue to serve as the investment manager and sub-adviser, respectively, to the Destination Fund following the Reorganizations (the “Combined Fund”), and the portfolio manager is expected to remain the same following the Reorganizations. This factor is neutral in determining the identity of the accounting and performance survivor.

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Portfolio Composition: The Target Funds and the Destination Fund have substantially similar investment objectives and principal investment strategies.5 The portfolio manager is in general currently sub-advising the Target Funds and the Destination Fund in a substantially similar manner. This factor is neutral in determining the identity of the accounting and performance survivor.

Investment Objectives, Policies and Restrictions: The Target Funds and the Destination Fund have substantially similar investment objectives, principal investment strategies and fundamental investment policies. This factor is neutral in determining the identity of the accounting and performance survivor.

Expense Structure: The Destination Fund share classes that the Target Funds will receive in the Reorganizations will be newly offered. The new share classes are generally designed to reflect certain of the pricing attributes of the Target Funds while also adopting certain elements of the expense structure of the Destination Fund. The contractual expense caps for the existing classes of the Destination Funds will be lowered in connection with the Reorganizations. The expense ratios of the Target Funds and corresponding share classes of the Destination Fund (based on assets as of June 30, 2016 and assuming the Reorganizations occurred on that date) are similar. Based on this, we believe this factor is neutral in determining the identity of the accounting and performance survivor.

Asset Size (as of June 30, 2016):

Target Funds	Destination Fund
Transamerica Partners International Equity = $138,136,270	Transamerica International Equity = $2,613,765,497
Transamerica Partners Institutional International Equity = $40,342,518
Transamerica Partners International Equity Portfolio (excluding the Target Feeder Funds) = $181,574,860

For purposes of comparing the net assets of the Target and Destination Funds, we believe it is appropriate to look at the combined assets of Target Funds as their master-feeder structure is the rough equivalent of the multi-class structure of the Destination Fund. We believe that this factor favors the larger Destination Fund as the accounting and performance survivor.

Age of Funds (inception date)

Target Funds	Destination Fund
Transamerica Partners International Equity (1/19/1996)	Transamerica International Equity (12/18/1992)
Transamerica Partners Institutional International Equity (9/11/2000)
Transamerica Partners International Equity Portfolio (2/25/2000)

While each of the Funds has more than 10 years of performance history, the Destination Fund is more than three years older than the oldest Target Fund. We believe this factor favors the Destination Fund in determining the accounting and performance survivor.

Board Composition: The Target Funds and the Destination Fund have the same Board of Trustees. This factor is neutral in determining the accounting and performance survivor.

In this Reorganization grouping, we believe an analysis of the factors overall weighs in favor of the Destination Fund as the accounting and performance survivor.

[5]	Transamerica Partners International Equity and Transamerica Partners Institutional International Equity are feeder funds and invest in securities through Transamerica Partners International Equity Portfolio, an underlying master fund having the same investment goals and strategies.

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GROUP 5 – MID GROWTH FUNDS

Target Funds	Destination Fund
Transamerica Partners Mid Growth	Transamerica Mid Cap Growth
Transamerica Partners Institutional Mid Growth
Transamerica Partners Mid Growth Portfolio

Portfolio Management: The Target Funds and the Destination Fund are each currently managed by TAM and sub-advised by Quantum Capital Management (“Quantum”). The Target Funds and the Destination Fund each currently have the same portfolio managers. TAM and Quantum will continue to serve as the investment manager and sub-adviser, respectively, to the Destination Fund following the Reorganizations (the “Combined Fund”), and the portfolio managers are expected to remain the same following the Reorganizations. This factor is neutral in determining the identity of the accounting and performance survivor.

Portfolio Composition: The Target Funds and the Destination Fund have identical investment objectives and substantially similar principal investment strategies.6 The portfolio management team is in general currently sub-advising the Target Funds and the Destination Fund in a substantially similar manner. This factor is neutral in determining the identity of the accounting and performance survivor.

Investment Objectives, Policies and Restrictions: The Target Funds and the Destination Fund have identical investment objectives and substantially similar principal investment strategies and fundamental investment policies. This factor is neutral in determining the identity of the accounting and performance survivor.

Expense Structure: The Destination Fund share classes that the Target Funds will receive in the Reorganizations will be newly offered. The new share classes are generally designed to reflect certain of the pricing attributes of the Target Funds while also adopting certain elements of the expense structure of the Destination Fund. The expense ratios of the Target Funds and corresponding share classes of the Destination Fund (based on assets as of June 30, 2016 and assuming the Reorganizations occurred on that date) are the same (in the case of Transamerica Partners Institutional Mid Growth and Class R4 shares of the Combined Fund) or similar (in the cases of (i) Transamerica Partners Mid Growth and Class R shares of the Combined Fund and (ii) Transamerica Partners Mid Growth Portfolio and Class I3 of the Combined Fund). We believe this factor is neutral in determining the identity of the accounting and performance survivor.

Asset Size (as of June 30, 2016):

Target Funds	Destination Fund
Transamerica Partners Mid Growth = $48,616,233	Transamerica Mid Cap Growth = $502,304,032
Transamerica Partners Institutional Mid Growth = $15,773,347
Transamerica Partners Mid Growth Portfolio (excluding the Target Feeder Funds) = $33,123,892

For purposes of comparing the net assets of the Target and Destination Funds, we believe it is appropriate to look at the combined assets of Target Funds as their master-feeder structure is the rough equivalent of the multi-class structure of the Destination Fund. We believe that this factor favors the larger Destination Fund as the accounting and performance survivor.

[6]	Transamerica Partners Mid Growth and Transamerica Partners Institutional Mid Growth are feeder funds and invest in securities through Transamerica Partners Mid Growth Portfolio, an underlying master fund having the same investment goals and strategies.

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Age of Funds (inception date)

Target Funds	Destination Fund
Transamerica Partners Mid Growth (9/6/2001)	Transamerica Mid Cap Growth (10/31/2013)
Transamerica Partners Institutional Mid Growth (11/7/2001)
Transamerica Partners Mid Growth Portfolio (5/1/2001)

Each of the Target Funds has roughly 15 years of performance history while the Destination Fund has been in operations for approximately three years. This factor favors a Target Fund as the accounting and performance survivor.

Board Composition: The Target Funds and the Destination Fund have the same Board of Trustees. This factor is neutral in determining the accounting and performance survivor.

In this Reorganization grouping, we believe an analysis of the factors overall weighs in favor of the Destination Fund as the accounting and performance survivor.

GROUP 6 – MID VALUE FUNDS

Target Funds	Destination Fund
Transamerica Partners Mid Value	Transamerica Mid Cap Value Opportunities
Transamerica Partners Institutional Mid Value
Transamerica Partners Mid Value Portfolio

Portfolio Management: The Target Funds and the Destination Fund are each currently managed by TAM. The Target Funds are sub-advised by both TS&W and J.P. Morgan Investment Management Inc. (“JPMIM”), while the Destination Fund is sub-advised by only TS&W. TAM and TS&W will continue to serve as the investment manager and sub-adviser, respectively, to the Destination Fund following the Reorganizations (the “Combined Fund”), and the TS&W portfolio managers are expected to remain the same following the Reorganizations. JPMIM will not serve as sub-adviser to the Combined Fund following the Reorganizations.

In discussing the relevant survivorship factors in the NAST Letter, the Staff stated that funds should, among other things, “compare the various funds investment advisers…” When comparing the then subject funds, the Staff specifically noted that “[t]he New Trust has the same adviser and subadviser … as the Moderate Trust.” (emphasis added). We believe that this clearly reflects that a comparison of sub-advisers is a relevant consideration in a survivorship analysis.

Based on the above, we believe this factor strongly favors the Destination Fund as the accounting and performance survivor.

Portfolio Composition: The Target Funds and the Destination Fund have similar investment objectives and principal investment strategies.7 The TS&W portfolio management team is in general currently sub-advising its sleeve of the Target Funds in a substantially similar manner as they sub-advise the entire Destination Fund. As noted above, JPMIM will not serve as a sub-adviser to the Combined Fund following the Reorganizations. Currently, there is little overlap (roughly 11%) between the holdings of the TS&W and JPMIM sub-advised sleeves of the Target Funds. Following the completion of the Reorganizations, it is expected that TS&W will transition out of a number of the investments selected for the Target Funds by JPMIM. We will supplement the pro forma financial statements to note this anticipated repositioning. Based on this, we believe that this factor strongly favors the Destination Fund as the accounting and performance survivor.

[7]	Transamerica Partners Mid Value and Transamerica Partners Institutional Mid Value are feeder funds and invest in securities through Transamerica Partners Mid Value Portfolio, an underlying master fund having the same investment goals and strategies.

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Investment Objectives, Policies and Restrictions: The Target Funds and the Destination Fund have similar investment objectives and principal investment strategies, and substantially similar fundamental investment policies. The principal investment strategies do differ in certain respects as JPMIM sub-advises only the Target Funds. This factor favors the Destination Fund as the accounting and performance survivor.

Expense Structure: The Destination Fund share classes that the Target Funds will receive in the Reorganizations will be newly offered. The new share classes are generally designed to reflect certain of the pricing attributes of the Target Funds while also adopting certain elements of the expense structure of the Destination Fund. The contractual expense caps for the existing classes of the Destination Funds will be lowered in connection with the Reorganizations. The expense ratios of the Target Funds and corresponding share classes of the Destination Fund (based on assets as of June 30, 2016 and assuming the Reorganizations occurred on that date) are the same (in the case of (i) Transamerica Partners Institutional Mid Value and Class R4 shares of the Combined Fund and (ii) Transamerica Partners Mid Value Portfolio and Class I3 shares of the Combined Fund) or similar (in the cases of Transamerica Partners Mid Value and Class R shares of the Combined Fund). This factor is neutral in determining the identity of the accounting and performance survivor.

Asset Size (as of June 30, 2016):

Target Funds	Destination Fund
Transamerica Partners Mid Value = $128,975,102	Transamerica Mid Cap Value Opportunities = $1,082,005,273
Transamerica Partners Institutional Mid Value = $427,931,478
Transamerica Partners Mid Value Portfolio (excluding the Target Feeder Funds) = $287,184,113

For purposes of comparing the net assets of the Funds, we believe it is appropriate to look at the combined assets of Target Funds as their master-feeder structure is the rough equivalent of the multi-class structure of the Destination Fund. Based on this view, because there is no material difference between the size of the Target Funds collectively and the Destination Fund, this factor is neutral.

Age of Funds (inception date)

Target Funds	Destination Fund
Transamerica Partners Mid Value (8/15/2001)	Transamerica Mid Cap Value Opportunities (4/30/2014)
Transamerica Partners Institutional Mid Value (10/11/2001)
Transamerica Partners Mid Value Portfolio (5/1/2001)

Since each of the Target Funds has more than 10 years of performance history and the Destination Fund has been in operations for less than three years, this factor favors a Target Fund as the accounting and performance survivor.

Board Composition: The Target Funds and the Destination Fund have the same Board of Trustees. This factor is neutral in determining the accounting and performance survivor.

In this Reorganization grouping, we believe an analysis of the factors overall weighs in favor of the Destination Fund as the accounting and performance survivor.

GROUP 7 – SMALL CORE FUNDS

Target Funds	Destination Fund
Transamerica Partners Small Core	Transamerica Small Cap Core
Transamerica Partners Institutional Small Core
Transamerica Partners Small Core Portfolio

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Portfolio Management: The Target Funds and the Destination Fund are each currently managed by TAM and sub-advised by Systematic Financial Management, L.P. (“Systematic”). The Target Funds and the Destination Fund each currently have the same portfolio managers. TAM and Systematic will continue to serve as the investment manager and sub-adviser, respectively, to the Destination Fund following the Reorganizations (the “Combined Fund”), and the portfolio managers are expected to remain the same following the Reorganizations. This factor is neutral in determining the identity of the accounting and performance survivor.

Portfolio Composition: The Target Funds and the Destination Fund have identical investment objectives and substantially similar principal investment strategies. 8 The portfolio management team is in general currently sub-advising the Target Funds and the Destination Fund in a substantially similar manner. This factor is neutral in determining the identity of the accounting and performance survivor.

Investment Objectives, Policies and Restrictions: The Target Funds and the Destination Fund have identical investment objectives and substantially similar principal investment strategies and fundamental investment policies. This factor is neutral in determining the identity of the accounting and performance survivor.

Expense Structure: The Destination Fund share classes that the Target Funds will receive in the Reorganizations will be newly offered. The new share classes are generally designed to reflect certain of the pricing attributes of the Target Funds while also adopting certain elements of the expense structure of the Destination Fund. The expense ratios of the Target Funds and corresponding share classes of the Destination Fund (based on assets as of June 30, 2016 and assuming the Reorganizations occurred on that date) are the same (in the case of Transamerica Partners Institutional Small Core and Class R4 shares of the Combined Fund) or similar (in the cases of (i) Transamerica Partners Small Core and Class R shares of the Combined Fund and (ii) Transamerica Partners Small Core Portfolio and Class I3 of the Combined Fund). We believe this factor is neutral in determining the identity of the accounting and performance survivor.

Asset Size (as of June 30, 2016):

Target Funds	Destination Fund
Transamerica Partners Small Core = $62,033,345	Transamerica Small Cap Core = $90,388,236
Transamerica Partners Institutional Small Core = $12,167,601
Transamerica Partners Small Core Portfolio (excluding the Target Feeder Funds) = $151,688,788

For purposes of comparing the net assets of the Target and Destination Funds, we believe it is appropriate to look at the combined assets of Target Funds as their master-feeder structure is the rough equivalent of the multi-class structure of the Destination Fund. Based on this view, this factor favors a Target Fund as the accounting and performance survivor.

Age of Funds (inception date)

Target Funds	Destination Fund
Transamerica Partners Small Core (7/5/1994)	Transamerica Small Cap Core (10/31/2013)
Transamerica Partners Institutional Small Core (9/11/2000)
Transamerica Partners Small Core Portfolio (5/31/1993)

Since each of the Target Funds has more than 16 years of performance history and the Destination Fund has been in operations for approximately three years, this factor favors a Target Fund as the accounting and performance survivor.

Board Composition: The Target Funds and the Destination Fund have the same Board of Trustees. This factor is neutral in determining the accounting and performance survivor.

[8]	Transamerica Partners Small Core and Transamerica Partners Institutional Small Core are feeder funds and invest in securities through Transamerica Partners Small Core Portfolio, an underlying master fund having the same investment goals and strategies.

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In this Reorganization grouping, we believe an analysis of the factors overall weighs in favor of a Target Fund as the accounting and performance survivor. Only a single Target Fund may be the survivor. In considering which of the Target Funds should be surviving fund, we do not believe that it is appropriate for Transamerica Partners Small Core Portfolio, a privately-placed master portfolio registered only under the Investment Company Act of 1940, as amended (the “1940 Act”), which has elected to be taxed as a partnership for federal income tax purposes, to be the accounting and performance survivor of the Reorganizations. We also feel that Transamerica Partners Small Core, a feeder fund which pays a 0.30% administration fee for, among other things, recordkeeping and transfer agency services (as compared to Transamerica Partners Institutional Small Core which pays a 0.05% administration fee, Transamerica Partners Small Core Portfolio which pays no separate administration fee and the Destination Fund which pays a single management fee for advisory and administration services), should not be viewed as the proper survivor. We believe that, based on the above factors, Transamerica Partners Institutional Small Core most closely resembles the Combined Fund and is the appropriate accounting and performance survivor of the Reorganizations.

GROUP 8 - SMALL GROWTH FUNDS

Target Funds	Destination Fund
Transamerica Partners Small Growth	Transamerica Small Cap Growth
Transamerica Partners Institutional Small Growth
Transamerica Partners Small Growth Portfolio

Portfolio Management: The Target Funds and the Destination Fund are each currently managed by TAM and sub-advised by Ranger Investment Management, L.P. (“Ranger”). The Target Funds and the Destination Fund each currently have the same portfolio manager. TAM and Ranger will continue to serve as the investment manager and sub-adviser, respectively, to the Destination Fund following the Reorganizations (the “Combined Fund”), and the portfolio manager is expected remain the same following the Reorganizations. This factor is neutral in determining the identity of the accounting and performance survivor.

Portfolio Composition: The Target Funds and the Destination Fund have identical investment objectives and principal investment strategies.9 The portfolio manager is in general currently sub-advising the Target Funds and the Destination Fund in a substantially similar manner. This factor is neutral in determining the identity of the accounting and performance survivor.

Investment Objectives, Policies and Restrictions: The Target Funds and the Destination Fund have identical investment objectives and principal investment strategies, and substantially similar fundamental investment policies. This factor is neutral in determining the identity of the accounting and performance survivor.

Expense Structure: The Destination Fund share classes that the Target Funds will receive in the Reorganizations will be newly offered. The new share classes are generally designed to reflect certain of the pricing attributes of the Target Funds while also adopting certain elements of the expense structure of the Destination Fund. The expense ratios of the Target Funds and corresponding share classes of the Destination Fund (based on assets as of June 30, 2016 and assuming the Reorganizations occurred on that date) are the same (in the case of Transamerica Partners Institutional Small Growth and Class R4 shares of the Combined Fund) or similar (in the cases of (i) Transamerica Partners Small Growth and Class R shares of the Combined Fund and (ii) Transamerica Partners Small Growth Portfolio and Class I3 of the Combined Fund). We believe this factor is neutral in determining the identity of the accounting and performance survivor.

[9]	Transamerica Partners Small Growth and Transamerica Partners Institutional Small Growth are feeder funds and invest in securities through Transamerica Partners Small Growth Portfolio, an underlying master fund having the same investment goals and strategies.

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Asset Size (as of June 30, 2016):

Target Funds	Destination Fund
Transamerica Partners Small Growth = $38,465,938	Transamerica Small Cap Growth = $363,625,960
Transamerica Partners Institutional Small Growth = $10,669,799
Transamerica Partners Small Growth Portfolio (excluding the Target Feeder Funds) = $17,202,198

For purposes of comparing the net assets of the Target and Destination Funds, we believe it is appropriate to look at the combined assets of Target Funds as their master-feeder structure is the rough equivalent of the multi-class structure of the Destination Fund. We believe that this factor favors the larger Destination Fund as the accounting and performance survivor.

Age of Funds (inception date)

Target Funds	Destination Fund
Transamerica Partners Small Growth (8/9/2002)	Transamerica Small Cap Growth (8/31/2012)
Transamerica Partners Institutional Small Growth (5/29/2003)
Transamerica Partners Small Growth Portfolio (6/1/2002)

Each of the Target Funds has more than 10 years of performance history and the Destination Fund has been in operations for less than five years. This factor favors a Target Fund as the accounting and performance survivor.

Board Composition: The Target Funds and the Destination Fund have the same Board of Trustees. This factor is neutral in determining the accounting and performance survivor.

In this Reorganization grouping, we believe an analysis of the factors overall weighs in favor of the Destination Fund as the accounting and performance survivor.

GROUP 9 – SMALL VALUE FUNDS

Target Funds	Destination Fund
Transamerica Partners Small Value	Transamerica Small Cap Value
Transamerica Partners Institutional Small Value
Transamerica Partners Small Value Portfolio

Portfolio Management: The Target Funds and the Destination Fund are each currently managed by TAM and sub-advised by Boston Advisors, LLC (“Boston Advisors”). The Target Funds and the Destination Fund each currently have the same portfolio managers. TAM and Boston Advisors will continue to serve as the investment manager and sub-adviser, respectively, to the Destination Fund following the Reorganizations (the “Combined Fund”), and the portfolio managers are expected to remain the same following the Reorganizations. This factor is neutral in determining the identity of the accounting and performance survivor.

Portfolio Composition: The Target Funds and the Destination Fund have identical investment objectives and principal investment strategies.10 The portfolio management team is in general currently sub-advising the Target Funds and the Destination Fund in a substantially similar manner. This factor is neutral in determining the identity of the accounting and performance survivor.

[10]	Transamerica Partners Small Value and Transamerica Partners Institutional Small Value are feeder funds and invest in securities through Transamerica Partners Small Value Portfolio, an underlying master fund having the same investment goals and strategies.

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Investment Objectives, Policies and Restrictions: The Target Funds and the Destination Fund have identical investment objectives and principal investment strategies, and substantially similar fundamental investment policies. This factor is neutral in determining the identity of the accounting and performance survivor.

Expense Structure: The Destination Fund share classes that the Target Funds will receive in the Reorganizations will be newly offered. The new share classes are generally designed to reflect certain of the pricing attributes of the Target Funds while also adopting certain elements of the expense structure of the Destination Fund. The expense ratios of the Target Funds and corresponding share classes of the Destination Fund (based on assets as of June 30, 2016 and assuming the Reorganizations occurred on that date) are similar. Based on this, we believe this factor is neutral in determining the identity of the accounting and performance survivor.

Asset Size (as of June 30, 2016):

Target Funds	Destination Fund
Transamerica Partners Small Value = $34,442,708	Transamerica Small Cap Value = $302,693,584
Transamerica Partners Institutional Small Value = $6,550,062
Transamerica Partners Small Value Portfolio (excluding the Target Feeder Funds) = $23,891,378

For purposes of comparing the net assets of the Target and Destination Funds, we believe it is appropriate to look at the combined assets of Target Funds as their master-feeder structure is the rough equivalent of the multi-class structure of the Destination Fund. We believe that this factor favors the larger Destination Fund as the accounting and performance survivor.

Age of Funds (inception date)

Target Funds	Destination Fund
Transamerica Partners Small Value (7/1/2002)	Transamerica Small Cap Value (4/30/2012)
Transamerica Partners Institutional Small Value (1/23/2003)
Transamerica Partners Small Value Portfolio (6/1/2002)

As each of the Target Funds has more than 10 years of performance history while the Destination Fund has been in operations for less than five years, this factor favors a Target Fund as the accounting and performance survivor.

Board Composition: The Target Funds and the Destination Fund have the same Board of Trustees. This factor is neutral in determining the accounting and performance survivor.

In this Reorganization grouping, we believe an analysis of the factors overall weighs in favor of the Destination Fund as the accounting and performance survivor.

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